WILSONMORGAN LLP
Certified Public Accountants / Business Consultants
Registered Firm PCAOB

Exhibit 16.1

June 28, 2013

U.S. Securities and Exchange Commission
Office of the Chief Accountant
100 F Street Northeast
Washington, DC 20549-2000

RE: Vanport Acquisition II, Corporation
File No. 000-54788

Dear Sir or Madam:

We have read Item 4.01 of Form 8-K dated August 3, 2012 of Vanport Acquisition II, Corporation and are in agreement with the statements contained therein as it pertains to our firm.

We have no basis to agree or disagree with any other statements of the Registrant contained in Item 4.01.

Sincerely,

Wilson Morgan LLP

WilsonMorgan LLP
Certified Public Accountants

1920 Main Street • Suite 950 • Irvine, California 92614 • 949.428.7400 • Fax 949.428.7401
www.wilsonmorgancpas.com